Exhibit 23.6

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion in this Registration Statement on Form F-4 of Cubebio Holdings Limited of our report dated March 13, 2026, which includes a substantial doubt paragraph as to Mountain Crest Acquisition Corp. V’s ability to continue as a going concern, with respect to our audits of the financial statements of Mountain Crest Acquisition Corp. V as of and for the years ended December 31, 2025 and 2024,which report appears in the Prospectus forming part of this Registration Statement.

We also consent to the reference of WWC, P.C., as an independent registered public accounting firm, as experts in matters of accounting and auditing.

/s/ WWC, P.C.
WWC, P.C.
San Mateo, California	Certified Public Accountants
August 11, 2026	PCAOB ID No.1171